UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Altisource Residential Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)

02153W100

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02153W100

1.	Names of Reporting Persons D. John Devaney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 02153W100

1.	Names of Reporting Persons United Aviation Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 02153W100

1.	Names of Reporting Persons United Capital Markets Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 02153W100

1.	Names of Reporting Persons United Real Estate Ventures, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Altisource Residential (“RESI”)
	(b)	Address of Issuer’s Principal Executive Offices c/o Altisource Asset Management Corporation 36C Strand Street Christiansted, United States Virgin Islands 00820

Item 2.
	(a)	Name of Person Filing 1. D. John Devaney (“Devaney”) 2. United Aviation Holdings, Inc. (“UAHI”) 3. United Capital Markets Holding, Inc. (“UCMHI”) 4. United Real Estate Ventures, Inc. (“UREVI”)
	(b)	Address of Principal Business Office or, if none, Residence 1.-4.: 240 Crandon Boulevard Suite 167 Key Biscayne, FL 33149
	(c)	Citizenship 1. United States of America 2. Incorporated in Florida 3. Incorporated in Florida 4. Incorporated in Florida
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 02153W100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned as of December 31, 2017:

Devaney controls UREVI and UCMHI, and UAHI is a wholly-owned subsidiary of UCMHI. None of the Reporting Persons hold any interest in RESI as of December 31, 2017.

Devaney:    0

UAHI:        0

UCMHI:     0

UREVI:      0

(b) Percent of class: As of December 31, 2017: Devaney: 0% UAHI: 0% UCMHI: 0% UREVI: 0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: As of December 31, 2017: Devaney: 0 UAHI: 0 UCMHI: 0 UREVI: 0
(ii) Shared power to vote or to direct the vote: As of December 31, 2017: Devaney: 0 UAHI: 0 UCMHI: 0 UREVI: 0
(iii) Sole power to dispose or to direct the disposition of: As of December 31, 2017: Devaney: 0 UAHI: 0 UCMHI: 0 UREVI: 0
(iv) Shared power to dispose or to direct the disposition of: As of December 31, 2017: Devaney: 0 UAHI: 0 UCMHI: 0 UREVI: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Item 4(a) above.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below we each certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

D. JOHN DEVANEY
Date:	February 13, 2018

/s/ D. John Devaney

UNITED AVIATION HOLDINGS, INC.
Date:	February 13, 2018

By:	/s/ D. John Devaney
Name:	D. John Devaney
Title:	Chief Executive Officer

UNITED CAPITAL MARKETS HOLDINGS, INC.
Date:	February 13, 2018

By:	/s/ D. John Devaney
Name:	D. John Devaney
Title:	Chief Executive Officer

UNITED REAL ESTATE VENTURES, INC.

Date:	February 13, 2018
Name:	D. John Devaney
By:	/s/ D. John Devaney
Title:	Chief Executive Officer
Title:	Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).